UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 10, 2014**



MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

IOWA	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

(515) 284-3000

(Registrant's telephone number,
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure

Meredith Corporation (the Company) presented at the Deutsche Bank 22nd Annual Media, Internet and Telecom Conference on March 10, 2014.   Chief Executive Officer Stephen M. Lacy and Chief Financial Officer Joseph Ceryanec discussed Company developments and responded to questions. The slide presentation is attached as an exhibit. An audio archive of the presentation will be accessible to the public on the Company's website, meredith.com. The audio archive will remain there through April 10, 2014.

Item 9.01   Financial Statements and Exhibits

    (c) Exhibits

        99   Slide presentation at the Deutsche Bank 22nd Annual Media, Internet and Telecom Conference on March 10, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

_____

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 10, 2014

Index to Exhibits

Exhibit Number	Item
99	Slide presentation at the Deutsche Bank 22nd Annual Media, Internet and Telecom Conference on March 10, 2014.

    
    
    



**Deutsche Bank 22nd Annual Media, Internet & Telecom Conference
March 10, 2014**

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding advertising revenues and investment spending, along with the Company's revenue and earnings per share outlook.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Agenda

❖ Meredith Overview

❖ National Media Group Growth Strategies

❖ Local Media Group Growth Strategies

❖ Financial Strategy

Strong Investment Thesis

1. **Powerful media and marketing company:**

    A) Creative advertising and marketing solutions for clients

    B) Trusted national brands and an unrivaled female reach

    C) Leading full-service global digital marketing agency

    D) Portfolio of highly-rated television stations in fast-growing markets

2. **Experienced management team with a proven record of operational excellence and value creation**

3. **Committed to Total Shareholder Return strategy**



Meredith at a Glance

National Media $1.1 Billion



- **100 million audience**
- **50 million web visitors**
- **Growing licensing business**
- **Leading full-service marketer**

Local Media $385 Million



- **13 TV stations reaching 10% of U.S. households**
- **Recent agreement to purchase 2 additional TV stations[1]**
- **60 million page views**

(1) Includes announced purchase of KTVK and KASW in Phoenix

Our National Media Group Reaches 100 Million American Women



YOUNG ADULTS	YOUNG FAMILIES	ESTABLISHED FAMILIES	WOMEN OF WORTH
18M	12M	26M	19M

Leading Global Digital Marketing Agency



Our capabilities:

- ❖ Digital CRM
- ❖ Social media
- ❖ Mobile marketing
- ❖ Web design
- ❖ Database marketing
- ❖ Healthcare marketing
- ❖ Custom publishing
- ❖ International

Our clients:

















Vibrant Television Station Group



Monetizing Audience Scale Across Platforms



Growing Earnings Per Share



$2.03

$2.81

$2.91

9% CAGR

2009

2011

2013

Fiscal years
From continuing operations before special items

Pursuing Three Parallel Paths

❖ Organically grow **existing businesses**

❖ Continue as **industry consolidator** in print & related media

❖ Aggressively grow our **local television station group**



Executing Strategic Growth Initiatives

❖ **Acquisitions expanding consumer reach and category diversity**

- *Every Day with Rachael Ray*

- *FamilyFun* and *EatingWell*

- *Parenting and BabyTalk*

  

❖ **Increasing digital presence**

- Purchased Allrecipes.com, World's #1 food site

- Created Meredith Women's Digital Network

- Introduced tablet editions and mobile apps

 

❖ **Expanding licensing business**

- Major expansion of Walmart program

- Licensed BHG real estate to Realogy

- Expanded international licensing activities

 

Executing Strategic Growth Initiatives

❖ **Enhancing our broadcasting business**

 

– Expanding portfolio of television stations

– Growing advertising revenues

 

– Management agreement with Peachtree in Atlanta

– Increasing retransmission revenues

– Expanding *The Better Show's* national footprint

  

Agenda

❖ Meredith Overview

❖ National Media Group Growth Strategies

❖ Local Media Group Growth Strategies

❖ Financial Strategy

National Media Growth Strategies

❖ Keep our **creative vibrant and relevant**

❖ Prove the **effectiveness of magazine advertising**

❖ Increase **consumer revenue**

❖ Expand our **digital business**

❖ Aggressively pursue **consolidation**

Keep our Creative Vibrant and Relevant



70% Growth

115

68

2001   2013

Adult Readership in Millions

Source: MRI

#s in millions



Prove Effectiveness of Magazine Advertising

❖ Meredith Sales Guarantee



- 30+ participating brands

- Average sales lift = +9%

- Average ROI = $7.81










Meredith is Advertisers' Favorite Media Company

❖ Meredith ranked "Highest Rated Media Company" by Advertiser Perceptions

❖ Thirty media companies were analyzed

❖ Rankings based on brand strength, sales knowledge, customer service, and advertiser satisfaction

❖ Previous winners:

2012: Google

2011: ABC

2010: Meredith



PIB Advertising Revenues

Calendar Year	Meredith Share vs. Comp. Set	Meredith Share vs. Industry
2008	34.3%	9.4%
2009	37.8%	12.1%
2010	36.3%	11.9%
2011	34.8%	10.6%
2012	37.9%	11.3%
2013	**38.2%**	**11.1%**

Source: Publishers Information Bureau

Increase Consumer Revenue

❖ Move consumers to credit card auto renewal

❖ Increase price points for subscriptions

❖ Encourage tablet adoption

❖ Increase online subscription acquisition and renewal

Growing Brand Licensing Activities



Digital syndication



Retail products



Furniture



Floral arrangements



meredith brand licensing



International media licensing



Real Estate

Expanding Our Digital Business

Monthly Unique Visitors

 FOOD



30 Million

 HOME



12 Million

 MOMS



11 Million

 LIFESTYLE



5 Million

58 Million

National Media Group Summary

❖ Investing to keep our **brands relevant and grow consumer connection**

❖ Proving magazine advertising effectiveness with **Meredith Sales Guarantee**

❖ Implementing circulation, licensing and commerce strategies to **increase consumer-generated revenues**

❖ **Expanding our digital business** including online, mobile, video, social

❖ Aggressively pursuing **industry consolidation:**

      

Agenda

- ❖ Meredith Overview

- ❖ National Media Group Growth Strategies

- ❖ Local Media Group Growth Strategies

- ❖ Financial Strategy

Strong Broadcast Financial Performance



Revenues

- $275 — 2009
- $322 — 2011
- $376 — 2013

$ in millions



Operating Profit

- S43 — 2009
- S89 — 2011
- $126 — 2013

$ in millions

25

Local Media Group Growth Strategies

❖ Grow **advertising** revenues

❖ Increase **retransmission** revenues

❖ Embrace digital and **new platforms**

❖ Expand **portfolio** of television stations

Grow Advertising Revenues



$257

$24

$233

FY09

$291

$35

$256

FY11

$308

$39

$269

FY13

■ Non-political advertising ■ Political advertising

#s in millions

27

Television Advertising Performance vs. Industry

Calendar	Meredith	Industry	Meredith vs. Industry (Pct. Pts.)
2008*	(5)%	(11)%	+6
2009	(22)%	(22)%	0
2010*	25%	23%	+2
2011	(7)%	(9)%	+2
2012*	13%	15%	(2)
2013	(14)%	(16)%	2

Year-over-year change; Total ad revenues
*Source: Television Bureau of Advertising;   * Political Year*

Increase Retransmission Revenues

Network Affiliation (Market)	Renewal Date
CBS	
Hartford/Springfield	**April, 2016**
St. Louis	**December, 2016**
Atlanta, Phoenix, Kansas City, Flint/Saginaw	**August, 2017**
FOX (Portland, Las Vegas, Greenville)	**December, 2017**
NBC (Nashville)	**Pending**

Embrace Digital and New Platforms

Annual Website Page Views



1 Billion

650

560

410

430

FY09 FY10 FY11 FY12 FY13

#s in millions





Grow reach of *The Better Show*

The Better Show

❖ Daily lifestyle program syndicated in 160 markets

❖ Renewed for 7th season

❖ Secured national cable distribution on the Hallmark Channel – 90 million U.S. homes

❖ Syndication fee plus added exposure

Custom Video Creation

❖ Significant native advertising with K-Mart and Mohawk Carpet







Expanding Our Portfolio of Television Stations

Phoenix: Market 12



❖ KTVK is a powerful independent station

❖ Produces the most local news in Arizona



❖ KASW is one of leading CW affiliates in nation

❖ Attracts younger demographic

St. Louis: Market 21



❖ KMOV is a strong CBS affiliate

❖ Ranks #1 in midday, evening and late news

Details of Television Station Acquisitions

❖ **Purchase price:**   **$407.5 million**

❖ **Expected revenue:**   **$105-$115 million**

❖ **Estimated EPS accretion:**   **$0.16-$0.18[1]**

❖ **Pro-forma leverage:**   **2.5X debt-to EBITDA**

(1) Estimate based on run-rate earnings per share accretion in first full year post-close

Local Media Group Summary

❖ Growing non-political and political advertising revenues

❖ Increasing **retransmission** revenues

❖ Embracing **new platforms** including digital, mobile and original programming

❖ Expanding our portfolio of television stations



Agenda

- ❖ Meredith Overview

- ❖ Local Media Group Growth Strategies

- ❖ National Media Group Growth Strategies

- ❖ Financial Strategy

Commitment to Total Shareholder Return

1. Current annualized dividend of $1.63 per share

2. $100 million share repurchase program

3. Ongoing strategic investments to scale business and build shareholder value



History of Growing Dividends



Annual Dividends

14% CAGR

- $0.48 (2004)
- $0.64 (2006)
- $0.86 (2008)
- $0.92 (2010)
- $1.53 (2012)
- $1.73 (2014)

History of Buying Back Stock



$ in millions
Cumulative

Fiscal 2014 Earnings Per Share Outlook

Full Year: **$2.60 to $2.95**
(Established July 25, 2013)

Third Quarter: **$0.63 to $0.68**

Excludes operating results and transaction expenses related to the
acquisitions of television stations in Phoenix and St. Louis.



Strong Investment Thesis

1. **Powerful media and marketing company:**

   A) Trusted national brands and an unrivaled female reach

   B) Leading full-service global digital marketing agency

   C) Portfolio of highly-rated television stations in fast-growing markets

   D) Creative advertising and marketing solutions for clients

2. **Experienced management team with a proven record of operational excellence and value creation**

3. **Committed to Total Shareholder Return strategy**

